UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

Increased Ownership in Hyundai Securities

following the Acquisition of Treasury Shares of Hyundai Securities

On June 28, 2016, KB Financial Group Inc. (“KB Financial Group”) disclosed that its equity ownership in Hyundai Securities Co., Ltd. (“Hyundai Securities”) has increased from 22.56% to 29.62% following the acquisition of treasury shares of Hyundai Securities on June 24, 2016. The key details of the treasury share acquisition are as follows:

•	Number of shares acquired: 16,715,870 (representing 7.06% of the total issued shares of Hyundai Securities)

•	Purchase price (KRW): 107,148,726,700

•	Per share purchase price (KRW): 6,410

•	Total number of shares of Hyundai Securities owned by KB Financial Group before the acquisition: 53,380,410 (representing 22.56% of the total issued shares of Hyundai Securities)

•	Total number of shares of Hyundai Securities owned by KB Financial Group following the acquisition: 70,096,280 (representing 29.62% of the total issued shares of Hyundai Securities)

•	Date of transaction: June 24, 2016

•	Settlement date: June 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 28, 2016	By: /s/ Jungsoo Huh
(Signature)
	Name:	Jungsoo Huh
	Title:	Senior Managing Director